Filed by Arch Wireless, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Arch Wireless, Inc.
Commission File No. 0-23232

Subject Company: Metrocall Holdings, Inc.
Commission File No. 0-21924

     In connection with a proposed business combination transaction, Wizards-Patriots Holdings, Inc., the holding company in the proposed transaction (“Parent”), intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors of Arch Wireless, Inc. (“Arch”) and Metrocall Holdings, Inc. (“Metrocall”) are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about Parent, Arch and Metrocall and the proposed transaction. Investors may obtain a free copy of these materials (when they are available) and other documents filed by Parent, Arch and Metrocall with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus, when it becomes available, also may be obtained from Arch Wireless, Inc., care of Bob Lougee, Lougee Consulting Group, 7 Bridgeton Way, Hopkinton, MA 01748, (tel.: 508-435-6117), or Metrocall Holdings, Inc., 6677 Richmond Highway, Alexandria, Virginia 22306, Attention: Shirley White (tel.: 703-660-6677). Investors also may access free copies of the documents filed with the SEC by Arch on Arch’s website at www.arch.com or upon written request to Arch at its address listed above, and investors may access free copies of the documents filed with the SEC by Metrocall on Metrocall’s website at www.metrocall.com or upon written request to Metrocall at its address indicated above.

     Arch and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Arch stockholders. The directors and executive officers of Arch include: William E. Redmond, Jr, Richard A. Rubin, Samme L. Thompson, James V. Continenza, Eric Gold, Carroll D. McHenry, Matthew Oristano, J. Roy Pottle and C. Edward Baker, Jr. Collectively, as of March 26, 2004, the directors and executive officers of Arch beneficially owned approximately 9.8% of the outstanding shares of the company’s common stock. Stockholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

     Metrocall and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Metrocall. The directors and executive officers of Metrocall include: Vincent D. Kelly, Royce Yudkoff, Eugene I. Davis, Nicholas A. Gallopo, David J. Leonard Brian O’Reilly, Steven D. Scheiwe, George Z. Moratis and Stan Sech. Collectively, as of April 23, 2004, the beneficial ownership of the directors and executive officers of Metrocall was approximately 3.1%. Stockholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

     Set forth below are written materials relating to the merger first published on or after the date hereof. These materials contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations and beliefs of the management of Arch and Metrocall and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in these materials include statements about future financial and operating results, synergies and the proposed merger of Arch and Metrocall. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed therein.

     Risks and uncertainties pertaining to the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the ability of Arch and Metrocall to obtain the stockholder and regulatory approvals required for the merger; the new company’s ability to successfully integrate the businesses of the two companies; unexpected costs involved in the merger or in the new company’s ability to achieve cost-cutting synergies; the impact of uncertainty surrounding the merger on the businesses of the two companies; the impact of competition or marketplace trends on the market for the companies’ products; and deterioration in the business of Arch or Metrocall prior to closing. Additional economic, business, competitive and/or regulatory factors affecting Arch’s and Metrocall’s businesses generally that may cause actual results to differ materially are discussed in their respective filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended December 31, 2003, each as amended by an Amendment No. 1 on Form 10-K/A filed on April 29, 2004. Arch and Metrocall do not undertake any obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

* * *
[The following is a press release]

For Immediate Release:
Wednesday, May 5, 2004

Metrocall Contact:	Arch Contact:
Timothy J. Dietz Director, Corporate Communications & Investor Relations (703) 660-6677 x6231	Patricia A. Gray Sr. Vice President & General Counsel (508) 870-6089

Metrocall Holdings / Arch Wireless to Respond to DOJ Second Request for
Information Concerning Proposed Merger

     Alexandria, VA and Westborough, MA, Wednesday, May 5, 2004 — Metrocall Holdings, Inc. (NASDAQ: MTOH) and Arch Wireless, Inc. (NASDAQ: AWIN, BSE: AWL) today announced they had received second requests, dated May 5, from the U.S. Department of Justice (DOJ) seeking additional Information regarding their proposed merger.

     On March 29, 2004, Metrocall and Arch Wireless, Inc. announced a merger agreement that would result in a combination of the two businesses. That transaction is subject to several conditions, including shareholder and regulatory approvals.

     The DOJ is conducting its review pursuant to the Premerger Notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Metrocall and Arch filed their Premerger Notification with DOJ on April 5, 2004. Metrocall and Arch are in the process of gathering information to respond to the second requests, and are working cooperatively with the DOJ as it reviews the merger.

About Metrocall Holdings

     Metrocall Holdings, Inc., headquartered in Alexandria, Virginia, is a leading provider of paging products and other wireless services to the business, government and healthcare communities. In addition to its reliable, nationwide one-way networks, Metrocall’s two-way network has the largest high-powered terrestrial ReFLEX footprint in the United States with roaming partners in Canada, Mexico and the Caribbean. Metrocall Wireless is the preferred ReFLEX wireless data network provider for many of the largest telecommunication companies in the United States that source network services and resell under their own brand names. In addition to traditional numeric, one-way text and two-way paging, Metrocall also offers wireless e-mail solutions, as well as mobile voice and data services through AT&T Wireless and Nextel. Also, Metrocall offers Integrated Resource Management Systems with wireless connectivity solutions for medical, business, government and other campus environments. Metrocall focuses on the business-to-business marketplace and supports organizations of all sizes. For more information on Metrocall please visit our Web site and online store at www.metrocall.com or call 800-800-2337.

About Arch Wireless

Arch Wireless, Inc., headquartered in Westborough, Mass., is a leading wireless messaging and mobile information company with operations throughout the United States. It offers a full range of wireless messaging and wireless e-mail services, including mobile data solutions for the enterprise, to business and retail customers nationwide. Arch provides services to customers in all 50 states, the District of Columbia, Puerto Rico, Canada, Mexico and in the Caribbean principally through a nationwide direct sales force, as well as through indirect resellers, retailers and other strategic partners. Additional information on Arch is available on the Internet at http://www.arch.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act

This press release includes “forward-looking statements,” within the meaning of the federal securities laws, that involve uncertainties and risks. These include statements regarding events or developments that Metrocall Holdings expects or anticipates will occur in the future. A number of risks and uncertainties could cause actual results, events, and developments to differ from expectations. Please refer to Metrocall’s most recent annual report on Form 10-K, and any subsequently filed reports on Form 10-Q and Form 8-K, as well as its other filings with the Securities and Exchange Commission, for a complete discussion of these and other important factors that could cause actual results to differ materially from those projected by these forward-looking statements.

Statement under the Private Securities Litigation Reform Act

Statements contained herein or in prior press releases which are not historical fact, such as statements regarding Arch’s expectations for future reductions in operating expenses, future subscriber and disconnect rates, and maintenance of operating margins, are forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that may cause Arch’s actual results to be materially different from the company’s expectations expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those expectations include, but are not limited to, declining demand for Arch’s paging products and services, Arch’s ability to continue to reduce operating expenses and maintain operating margins, Arch’s ability to complete announced redemptions and payments on its long-term debt, Arch’s future capital needs, competitive pricing pressures, competition from both traditional paging services and other wireless communications services, government regulation, reliance upon third party providers for certain equipment and services, as well as other risks described from time to time in Arch’s periodic reports and registration statements filed with the Securities and Exchange Commission. Although Arch believes the expectations reflected in the forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Arch disclaims any intent or obligation to update any forward-looking statements.